FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)	BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Schalter Richard J. (Last) (First) (Middle)	4. Statement for Month/Year August 29, 2002
c/o Spartan Motors, Inc. 1165 Reynolds Road (Street)	5. If Amendment, Date of Original (Month/Year)
Charlotte Michigan 48813 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Spartan Motors, Inc. ("SPAR")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title Other (specify below) below) Executive Vice President
3. I.R.S. or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/29/02		M		5,640	A	$4.188	see below	D
Common Stock	8/29/02		M		12,500	A	$5.75	see below	D
Common Stock	8/29/02		S		18,140	D	$10.80	900	D
Common Stock								3,363	I	Through retirement plan
Common Stock								100	I	By daughter
Common Stock								75	I	By son
Common Stock								50	I	By daughter

Form 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Stock Option (right to buy)	$4.188	8/29/02		M			5,640	6/30/00	6/29/10
Stock Option (right to buy)	$5.75	8/29/02		M			12,500	6/30/99	6/29/09

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securitie(Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount of Number of Shares

Common Stock	7,500	$4.188	1,860	D
Common Stock	12,500	$5.75	0	D

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	By: /s/ Richard J. Schalter	September 3, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	*Signature of Reporting Person	Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.